December 21, 2006

Paul Bragg, Chief Executive Officer
Vantage Energy Services, Inc.
6435 Vanderbilt Street
Houston, TX 77005

        Re: Vantage Energy Services, Inc.
                 Registration Statement on Form S-1
                 File No. 333-138565
                 Filed November 9, 2006

Dear Mr. Bragg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   Please revise throughout to identify relevant parties and items instead of using vague terms such as "certain." As a list of non-exclusive examples, see "[c]ertain of our officers and directors" on pages six, eight, nine, 63 and 102,

"certain of our directors" on page 35, "our founding stockholders" on page 97 and "certain pre-existing fiduciary obligations" on page 97.

3.   We note the statement on the cover page that Deutsche Bank will not permit separate trading until the business day following the earlier to occur of the expiration of the underwriters' over-allotment option or its exercise in full. You also state on page four that the company will file a Form 8-K upon the consummation of the offering, which is anticipated to take place three business days from the date the units commence trading. Please revise to briefly clarify the timing of the consummation of the offering, filing of Form 8-Ks and public trading of the units and warrants. Currently the disclosure suggests that consummation of the offering will occur three business days from the date the units begin trading.

Prospectus Summary, page 1

4.   We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business, your initial shareholders' knowledge of possible business transactions and managements' motivations in taking part in this company are material to the public's understanding of your company. Please revise to disclose their motivations and all material knowledge in this document.

5.   Please revise the introductory paragraphs and bullet points on page two to briefly address if and under what circumstances the company will consider or seek business opportunities in industries other than energy.

6.   We note the disclosure on page two and elsewhere that you "believe the projected demand for energy . . . will create attractive opportunities for consolidation and growth in the oil and gas industry." In the appropriate section, please revise to explain how the noted disclosure is relevant to your current business plan.

7.   We note the reference to "transactions in the areas in which we will attempt to compete" and "access to acquisition opportunities" in the first full paragraph on page two. In the appropriate section, please revise to describe the experience of management in accessing, negotiating, conducting due diligence and consummating energy industry transactions in the range of $100 million, as contemplated by Vantage Energy Services. To the extent the officers and directors have limited or no experience in such transactions, please revise to include a relevant risk factor.

8.   We note the reference in the second full paragraph on page two to business combinations effected through the proceeds of debt or equity offerings instead of the assets in the trust. Please revise to disclose your plans and obligations regarding shareholder approval of such financings and business combinations, as well as whether or not warrants would become exercisable as a result of a business combination funded with assets other than the trust assets.

9.   Please revise "Exercise period" on page five to indicate that warrants will be exercisable only if the company provides for an effective registration statement.

10.   We note the reference on page seven to a "potentially longer exercise period" for founder warrants "because they will bear a higher risk while being required to hold such securities until following a business combination." With a view to disclosure, explain how founders' risk is higher than that of public warrant holders.

11.   Please revise the third bullet point on page nine to quantify the amount of estimated expenses, including the amount you anticipate needing to fund due diligence and "no shop" provisions, termination fees or other likely costs of a potential business combination.

12.   We note the disclosure on pages 9 and 10 that a condition to any combination is that public stockholders owning fewer than 20% of the shares exercise their conversion rights. In the appropriate section, please revise to clarify whether you could propose a transaction that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

13.   We note the disclosure here and later in the document that the approval of any business combination will require the approval of the majority of the shares voted. As such, it appears that a non-vote will have no effect on the approval of any proposed transaction once a quorum is achieved. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 85-90.

14.   We note the disclosure on page 12 that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please revise to disclose the basis for this statement, including a quantification of amounts and identification of sources of funds contemplated in the offering.

15.   Please revise the full paragraph on page 12 to clarify the circumstances that would result in the two dissolution scenarios for which you have estimated $75,000 and $15,000 in costs, respectively.

16.   With a view to disclosure, please tell us the categories and amounts of estimated proxy statement meeting and other fees in the full paragraph on page 12.

17.   Please revise the last paragraph on page 12 and where appropriate to disclose whether or not you assume that you will have to provide for payment on any claims that may be potentially brought against you within the subsequent 10 years. If your disclosure assumes no provision for claims due to the speculative nature of such an assumption, please revise to briefly describe your determination.

18.   Please revise the second paragraph on page 13 to identify the actions you may be required to take and the potential time period before your corporate existence ceases.

19.   We note the disclosure on page 13 and later in the document that your officers and directors are jointly and severally liable under your indemnification arrangement even though you cannot assure that they are able to satisfy those obligations. In the appropriate section, please revise to discuss your obligation to bring a claim against such persons if they either assert they are not liable or are unable to fund the indemnification obligations.

20.   We note the statement on page 14 that your limited corporate existence removes the necessity to comply with the formal procedures set forth in Section 275 of the Delaware General Corporation Law. With a view to disclosure, please provide us with a legal analysis as to how the company will comply with Sections 275 and 280 or 281(b) of the DGCL and clarify in the prospectus the procedures that the company will undertake to comply.

21.   Please revise the last paragraph on page 15 to briefly describe the purpose of the underwriters' purchase option separate from the underwriters' discounts and commissions. Please include relevant discussion of conflicts of interest and the value of the compensation as disclosed on page 120. We note that the NASD has designated it as compensation in addition to the discounts and commissions.

Summary Financial Data, page 18

22.   We note your disclosures regarding the unit warrants throughout the registration statement. However, we note that the warrant agreement has not been filed as an exhibit. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely

updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting for the warrants upon issuance.

23. We note that the unit purchase option ("UPO") agreement has not been filed as an exhibit. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your proposed accounting for the UPO and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting for the UPO upon issuance.

Risk Factors, page 12

24. We note the disclosure on page 14, risk factor two, and later in the document that "without the affirmative vote of at least 95% of the common stock cast at a meeting of stockholders, neither we nor our board of directors will take any action to amend or waive any provisions of" your certificate of incorporation. In the appropriate section, please revise to expand on and discuss the

circumstance under which such a vote would take place. Also, since the approval of such amendment would be based on votes cast, in the appropriate section, please revise to discuss the minimum amount of time you will allow stockholders to cast a vote on any decision to amend the certificate.

25.   In connection with the preceding comment, please revise to clarify any limitations on the amendments to be made if a vote is taken to amend your certificate of incorporation prior to a business combination.

26.   Please replace "less than $8.00 per share" in the heading of risk factor four to quantify the estimated amount of trust assets per share that would be returned to investors given the anticipated costs of the offering, general and administrative expenses, liquidation expenses, funds paid toward "no shop" or other similar provisions and other anticipated expenses.

27.   We note the disclosure in risk factor six concerning the risk associated with a possible lack of an effective registration statement covering the shares underlying the warrants. Please revise the subheading and narrative to clarify if the warrants could expire worthless if you are not able to maintain an effective registration statement.

28.   We note the reference in risk factor seven to Mr. Bragg's involuntary termination. Where appropriate, please revise to briefly address the circumstances surrounding Mr. Bragg's termination.

29.   We note the disclosure in risk factor seven and elsewhere that you have been advised by counsel concerning the use of Messrs. O'Leary, Guiscardo and Estrada. In the appropriate section, please revise to identify the counsel who provided such advice and file the consent by the named counsel. If there is a written opinion of counsel, please file it as an exhibit.

30.   The narratives of risk factors seven and 13 discuss more than the subheadings highlight. Please revise to provide separate risk factors for distinct risks.

31.   It is not clear how the risk associated with complying with the federal securities laws is specific and unique to you. As such, please revise to clarify how risk factor 15 is specific to you or remove the risk factor.

32.   There are a number of risk factors that appear very similar and it is not clear how they are addressing separate risks. Please review and revise the following risk factors to either combine them or clarify how they are addressing separate risks:
·   Risk factors 9 and 18 appear to be very similar.
·   Risk factors 16 and 37 appear to be very similar.
·   Risk factors 44 and 46 appear to be very similar.

- Risk factors 40 and 53 appear to be very similar.
- Risk factors 58 and 68 appear to be very similar.
- Risk factors 8 and 19 appear to be very similar. One reason they are difficult to contrast is because the risk factors continue with one or more dense paragraphs without clearly identifying the risk and its consequences up front. Your revised risk factors should clearly and concisely describe the risks up front. See also risk factors seven, 13, 33 and 34.

33.   Prior to going effective, please be sure to update the disclosure in risk factor 16. In this regard, please revise to discuss any blank check companies in registration or seeking business opportunities specifically in the energy industry or that are otherwise competitive with you.

34.   You state in risk factor 20 that officers and directors "will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate." Please revise here or in a separate risk factor to discuss potential investors' reliance on management's ability to source business transactions, evaluate their merits, conduct or monitor diligence and conduct negotiations.

35.   Please revise risk factor 32 to identify the "affiliates" and briefly describe the nature of "certain transactions" other than the business combination.

36.   It is unclear what risk you describe in risk factor 42. Please revise to clearly describe the risk or delete the paragraphs and bullet points.

37.   As you are applying for listing on Amex and will presumably meet the initial listing standards if the offering goes forward, please revise to clarify risk factor 45.

38.   We note that risk factors 48 and 49 contain lists of risks. A risk factor should only discuss a single risk. To the extent the listed items are material, please revise to discuss them in separate risk factors. Also, it appears that several of the listed items are already addressed by other risk factors already disclosed.

39.   Please revise risk factor 50 to address the securities purchased by the independent directors as part of your inception, and the anticipated value of those securities after the public offering.

40.   We note the reference to Iran in risk factor 69. Tell us any steps you have taken to prepare for possible operations in or contacts with Iran. We may have further comment.

Use of Proceeds, page 55

41.   Considering your operations, until you consummate a business combination, will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments.

42.   In the appropriate section, please revise to clarify if you could seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

Dilution, page 59

43.   Based on the information provided in your disclosure, it would appear that the net tangible book value per share after the offering would be $5.80 rather than $6.11. In addition, we note that the increase in net tangible book value per share attributable to new investors appears to be incorrectly stated as $8.00. Further, we note that two different amounts are used for the shares subject to conversion rights. After considering the classification of the warrants and UPO as discussed above, please refer to Item 506 of Regulation S-K and revise your disclosures accordingly.

Capitalization, page 61

44.   We note that you have presented the par value of common stock subject to conversion in the "as adjusted" column in your capitalization table. Please revise to reflect the value of the common stock subject to redemption, and ensure that the disclosed amount is consistent with the amount used in your summary financial data on page 18 and elsewhere throughout the registration statement.

Management's Discussion and Analysis, page 62

45.   We note your disclosure on page 64 regarding the estimated fair value of the UPO. Please provide us with the name, market capitalization and calculated volatility for each company that was used to determine the volatility assumption of 40.4%. We may have additional comments after reviewing your response.

Proposed Business, page 65

46.   Please refer to Conflicts of Interest beginning on page 95. We note that Mr. DeClaire is President of a private investing company, Mr. Estrada is President and a major stockholder of Petrolera del Comaue and Mr. O'Leary is partner of Pareto Offshore ASA. We also note the reference to officers and directors on page three, "some of whom are also officers and/or directors of other

companies." Please provide the following disclosure: (i) for any other officer/director with significant experience in private investments, management, partnerships or directorships, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

47.   In light of the fact that each officer/director may be looking at the same companies with respect to both Vantage and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Vantage and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Vantage.

48.   In addition, please revise risk factor 28 to address conflict resolution procedures, or the lack of such procedures, which address potential conflicts of interest and resolution of multiple fiduciary duties.

49.   We note the disclosure concerning management's beliefs that you will have opportunities to acquire businesses operating in a number of sub-sectors on page 65. As you are a shell company that has not conducted any activities, please revise to discuss the basis for management's beliefs.

50.   We note the disclosure in the summary section and here that you could acquire companies in the oilfield services industry and "related companies." Please revise to clearly explain your reference to "related companies" as investors should fully understand the scope of your search.

51.   Please revise to limit the use of technical terms that would not be understood by the ordinary investor. Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps/legal/slbcf 7.htm and http://www.sec.gov/interps/legal/ cfslb7a.htm, respectively and revise your disclosure accordingly. For instance, the listed items on page 65 could be elaborated on. Also, the term "upstream oilfield services" should be defined. There are other locations in this document where revision could aid ordinary investors' understanding of your business plan.

52.   Please add a statement to the prospectus cover page and elsewhere as appropriate, if true, that the certain initial stockholders will be using their own funds in making simultaneous private placement purchases and will not be

borrowing funds or otherwise financing such transactions. We may have further comment.

53. We note the list of criteria you have included on pages 72 and 73. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

54. On page 74, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management anticipates hiring third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target. Also, clarify if management is required to quantify the value of any target prior to entering into any asset purchase, merger, or business combination agreement.

55. If management anticipates conducting its own due diligence, your revised disclosure should address management's experience conducting such due diligence in connection with business transactions valued in the range contemplated by this offering.

56. Also, revise to discuss the basis by which the relevant parties will assess the value of a potential acquisition.

57. We note the disclosure on page 74 that the fair market value of a target business must be equal to at least 80% of your net assets. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

58. In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or acquisition candidates as

of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and the indemnities, please provide the basis for the disclosure on page 80 that the likelihood of your officers and directors having to indemnify the trust account are "minimal."

59.   In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Management, page 91

60.   We note the disclosure that Mr. DeClaire "built a company from $5 million in annual revenue to over $120 million." Please revise to discuss Mr. DeClaire's direct contribution to the company's achievement and the relevance of that to Vantage.

61.   We note that Mr. Russell retired in October 1998. Please revise to confirm, if true, that he has not had any relevant business activity since 1998.

62.   Similarly, please revise to address Mr. Bragg's experience since June 2005.

Principal Stockholders, page 99

63.   We note the disclosure that the purchasers of the founder warrants will not transfer their warrants until after completion of your initial business combination. Please tell us the circumstances under which such transfers will require registration.

Certain Relationships, page 101

64.   Please revise to disclose the identity of the parties and material terms of agreements. For example, you discuss Vanderbilt Interests, LLC without disclosing how that entity is a related party.

SEC Position on Rule 144 Sales, page 110

65.   Please revise to identify quantify the securities that are subject to the position discussed in this subsection.

Underwriting, page 118

66.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all

of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements, page F-1

67.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

68.   Please revise to indicate that the report has been signed. Refer to Rule 402(e) of Regulation C and Rule 302 of Regulation S-T.

Statement of Operations, page F-4

69.   Please refer to SFAS 128 and revise to present earnings per share disclosures.

Note 1 – Organization, page F-7

70.   Please revise to disclose your fiscal year end.

Note 3 – Summary of Significant Accounting Policies, page F-8

71.   Please revise to disclose the material terms of the notes receivable – stockholders and prepaid expenses and other current assets shown on the balance sheet.

Part II

Recent Sales of Unregistered Securities, page II-4

72.   It appears that the investment decisions for the private placement securities to be sold have already been made. Please revise to disclose those purchases here or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Douglas Ellenoff
        Fax: (212) 370-7889